Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

November 10, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Justin Dobbie, Legal Branch Chief
Donald E. Field
Linda Cvrkel, Accounting Branch Chief
Heather Clark

Re:	Virgin America Inc.
Registration Statement on Form S-1
Registration File No. 333-197660

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Virgin America Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:05 PM, Washington, D.C. time, on November 13, 2014, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 3, 2014:

(i)	Dates of distribution: November 3, 2014 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 8

(iii)	Number of prospectuses furnished to investors: approximately 1,344

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 340

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BARCLAYS CAPITAL INC. DEUTSCHE BANK SECURITIES INC. Acting severally on behalf of themselves and the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph P. Coleman
	Name:	Joseph P. Coleman
	Title:	Managing Director

By:	/s/ Mark Schwartz
	Name:	Mark Schwartz
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]